UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 28, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists of the presentation materials related to the third quarter 2026 financial results
of UBS, which appear immediately following this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
UBS AG
By: /s/ David Kelly
_
Name:
David Kelly
Title:
Managing Director
By: /s/ Ella Copetti-Campi
_
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
October 28, 2026

Third quarter 2026

Financial results

28 October 2026

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities and Markets Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the SEC. Please refer to "Alternative Performance Measures" in the appendix of the UBS Group 3Q26 Report for a list of all measures UBS uses that qualify as APMs or non-GAAP measures.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Interim Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, Interim Report, Quarterly Reports and other information furnished to or filed with the SEC on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the Swiss systemically relevant bank framework, unless otherwise stated. Refer to the "Capital management" section in the UBS Group 3Q26 Report for more information

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions and releases of acquisition-related contingent liabilities for litigation, regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

Key messages

Strong 3Q26 financial performance in a complex market environment; 3Q26 net profit 2.7bn, underlying RoCET1 16.7%; underlying cost / income ratio 68.7%

Robust client momentum across our businesses; 7.3trn invested assets; GWM NNA 55bn, record client commitments in UGA 12.5bn, P&C net new loans CHF 3.3bn, Global Markets underlying revenues +17% YoY

Strong capital position and balance sheet for all seasons; CET1 capital ratio 14.7%, leverage ratio 4.6%; expect to complete current 3bn share buyback program by 4Q26 results

Integration nearing completion; ~90% of legacy applications fully decommissioned, 13.2bn gross cost saves achieved

Strategically committed to our diversified, global franchise and footprint; protecting the long-term interests of our shareholders, clients and employees

Financial performance

Todd Tuckner, Group CFO

PBT +14% on revenue growth and positive operating leverage

Underlying, bn


Revenues
+10%
12.2
13.4
Core:
+3%
12.2
12.6
3Q25
3Q26
Operating expenses
(7%) excl. litigation, variable and FA compensation, and FX
+8%
8.5
9.2
Core:
+2%
(1%) excl. litigation
8.7
8.8
3Q25
3Q26
Profit before tax
+14%
3.6
4.1
Core:
+7%
+16% excl. litigation
3.5
3.7
3Q25
3Q26
Core
NCL

Reported	3Q26
Net profit	**2.7bn**
EPS	**0.85**
Underlying	
PBT	**4.1bn**
RoCET1	**16.7%**
Cost / income	**68.7%**

UBS Refer to slide 20 for details on underlying results and reconciliation to reported results

Net profit 2.7bn driven by PBT growth across our businesses

Profits
m



Underlying
3,590
199
161
17
67
259
(215)
4,077
o/w (346m) from repurchase of legacy CS debt[1]
(38)
(452)
~0.5bn expected in 4Q26
3,587
o/w tax: (887m)
(897)
2,690
3Q25 PBT
GWM
P&C
AM
IB
NCL
Group Items
3Q26 PBT
Non-underlying revenues[2,3]
Non-underlying expenses[2]
3Q26 reported PBT
Tax and NCI
3Q26 net profit

UBS

1 Impact includes a loss of 587m before PPA adjustments, partly offset by a 241m gain from the release of PPA adjustments; 2 Refer to slide 20 for details on underlying results and reconciliation to reported results; 3 ~0.2bn of non-underlying revenues expected in 4Q26

Additional efficiencies identified, ~13.7bn cumulative gross cost saves expected

Cumulative annualized exit rate gross cost reductions

USD bn


+0.6bn in 3Q26
Increased from ~13.5bn
10.7
13.2
~13.7
YE25
3Q26
YE26e
At constant FX[1]

Underlying operating expenses

USD bn


~40.6
35.6
37.3
~32.2
25.5
24.6
(~29%) / (~9.4bn) at constant FX
(~1.3bn) vs. FY25 at constant FX
FY22 combined cost baseline[2]
FY25
3Q26 LTM
Excl. litigation, variable- and FA-compensation

Cumulative integration-related expenses[3]

USD bn


13.4
15.2
~15.7
13.0
14.6
~15.1
~1.1x gross cost saves
YE25
3Q26
YE26e
FX impact
At constant FX[1]

1 Based on constant FX rates as of September 2023; 2 Refer to slide 25 for reconciliation of the FY22 combined baseline; 3 Does not include integration-related expenses booked in revenues

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**3Q26**	2Q26	3Q25	**QoQ**	YoY
Total assets	**1,655**	1,707	1,632	(3%)	+1%
o/w: Cash and balances at central banks	196	216	219	(9%)	(10%)
o/w: Lending[1]	679	684	666	(1%)	+2%
o/w: Fair value assets[2]	548	558	490	(2%)	+12%
Total liabilities	**1,566**	1,618	1,542	(3%)	+2%
o/w: Fair value and long-term debt	286	300	304	(4%)	(6%)
o/w: Short-term borrowings[3]	63	71	57	(12%)	+11%
o/w: Customer deposits	778	785	783	(1%)	(1%)
Total equity	**89**	89	90	(1%)	(1%)
Tangible equity	82	82	83	(1%)	(1%)
Tangible book value per share (USD)	27.00	26.89	26.54	0%	+2%
Credit risk					
Cost of credit risk	7bps	7bps	6bps	(0bps)	+1bps
Credit-impaired lending assets as a % of total lending assets, gross	1.0%	1.0%	0.9%	0.0pp	0.0pp

USD bn, except where indicated	**3Q26**	2Q26	3Q25	**QoQ**	YoY
Regulatory capital					
CET1 capital	73.1	72.5	74.7	+1%	(2%)
AT1 capital	22.8	23.5	20.3	(3%)	+12%
TLAC	186.7	193.6	199.3	(4%)	(6%)
RWA	496.1	503.9	504.9	(2%)	(2%)
LRD	1,591	1,650	1,640	(4%)	(3%)
CET1 capital ratio (%)	14.7%	14.4%	14.8%	+36bps	(5bps)
CET1 leverage ratio (%)	4.6%	4.4%	4.6%	+20bps	+4bps
Liquidity and funding					
Liquidity coverage ratio (%, average)	179%	177%	182%	+1pp	(3pp)
Net stable funding ratio (%)	115%	115%	120%	(0pp)	(5pp)

3Q26

- Lending assets 679bn, (4bn) QoQ with +10bn net new loans across GWM and P&C more than offset by currency effects
- Deposits 778bn, (6bn) QoQ with +4bn net new deposit inflows across GWM and P&C more than offset by currency effects

3Q26

- Strong liquidity position with average LCR of 179%, 324bn of high-quality liquid assets
- Issued 11.0bn[4] of syndicated TLAC-eligible Holdco bonds, primarily to refinance USD 9.8bn[5] debt repurchased

UBS

1 Consists of Loans and advances to customers and Amounts due from banks; 2 Level 3 assets account for ~1% of total assets; 3 Consists of short-term debt issued measured at amortized cost and Amounts due to banks, which includes amounts due to central banks; 4 11.1bn of total issuances of TLAC-eligible senior unsecured debt instruments; 5 Notional amount

Strong capital generation and discipline while funding capital return ambitions

CET1 capital ratio

CET1 capital, bn

72.5	2.9	(0.9)	(0.7)	n/a	(0.7)	**73.1**



14.4%
0.6%
(0.2%)
0.0%
0.1%
(0.1%)
14.7%
2Q26
Net profit[1]
Dividend accrual
Currency effects[2]
RWA excl. currency effects
Other[3]
3Q26

- RWA 496bn, (8bn) QoQ
- CET1 leverage ratio 4.6%, +20bps QoQ, with LRD 1,591bn, (59bn) QoQ
- Refer to slide 23 for full QoQ RWA and LRD walk
- 14.5% UBS AG standalone CET1 capital ratio, fully applied as of 3Q26

UBS

1 Profit before tax less current tax expense; 2 0.7bn reduction in CET1 capital, offset by the effects of 4.7bn reduction in RWA; 3 Includes (0.7bn) from compensation and own-share-related capital components and movements related to other items

Global Wealth Management

Underlying
USD m, except where indicated

	3Q26	2Q26	3Q25	QoQ	YoY
Total revenues	**6,898**	6,997	6,410	(1%)	**+8%**
Net interest income	1,755	1,750	1,631	0%	+8%
Recurring net fee income	3,801	3,711	3,475	+2%	+9%
Transaction-based income	1,323	1,511	1,267	(12%)	+4%
Other revenues	18	25	37		
Credit loss expense / (release)	10	(2)	7		
Operating expenses	**4,915**	5,002	4,629	(2%)	**+6%**
Profit before tax	**1,972**	1,997	1,774	(1%)	**+11%**
Profit before tax (reported)	**1,919**	1,883	1,354	+2%	**+42%**
Cost / income ratio	**71%**	71%	72%	(0pp)	**(1pp)**
Invested assets, bn	**4,977**	4,942	4,714	+1%	**+6%**
Deposits, bn	**476**	477	478	(0%)	**(0%)**
Loans, bn	**336**	335	322	0%	**+4%**
RWA, bn	**163**	167	170	(2%)	**(4%)**

UBS

Underlying 3Q26

PBT 1,972m, +11% YoY, +25% YoY excluding litigation

Total revenues 6,898m, +8% YoY

- NII +8%, flat QoQ reflecting increased deposit margins and loan volumes, offset by mix shift
- Recurring net fee income +9% on higher fee-generating assets
- Transaction-based income +4% on higher client activity, particularly in the Americas

Credit loss expense 10m

Operating expenses 4,915m, +6% YoY, (4%) excluding variable compensation, litigation and FX effects

Net new assets 55bn; net new fee-generating assets 13bn

Invested assets 4,977bn, +1% QoQ driven by NNA, partly offset by negative currency effects and market performance

Net new deposits +1.8bn driven by inflows in fixed-term deposits, partly offset by outflows in current accounts

Net new loans +5.8bn driven by securities-based lending

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	**3Q26**	2Q26	3Q25	QoQ	**YoY**
Total revenues	**1,787**	1,741	1,724	+3%	**+4%**
Net interest income	942	918	919	+3%	+2%
Recurring net fee income	381	358	351	+6%	+8%
Transaction-based income	427	436	443	(2%)	(4%)
Other revenues	38	29	11		
Credit loss expense / (release)	27	61	58	(56%)	(53%)
Operating expenses	**947**	1,004	998	(6%)	**(5%)**
Profit before tax	**813**	676	668	+20%	**+22%**
Profit before tax (reported)	**915**	676	507	+35%	**+80%**
Cost / income ratio	**53%**	58%	58%	(5pp)	**(5pp)**
Deposits, bn	**255**	253	247	+1%	**+4%**
Loans, bn	**256**	251	247	+2%	**+4%**
RWA, bn	**123**	122	120	+1%	**+2%**

Underlying 3Q26

PBT 813m, +22% YoY

Total revenues 1,787m, +4% YoY

- NII +2%, +3% QoQ driven by lending momentum
- Non-interest revenue +5% on higher asset-based and credit card fees in Personal Banking

Credit loss expense 27m, with net expenses of 55m on stage 3 positions, partly offset by a model overlay release

Operating expenses 947m, (5%) YoY driven by integration synergies

Net new deposits +1.8bn driven by inflows across Personal Banking and Corporate & Institutional Clients

Net new loans +3.3bn driven by mortgages and commodity trade finance

Asset Management

Underlying *USD m, except where indicated*	**3Q26**	2Q26	3Q25	QoQ	**YoY**
Total revenues	**780**	756	843	+3%	**(7%)**
Net management fees	767	731	755	+5%	+2%
Performance fees	16	25	87	(37%)	(82%)
Net gain / (loss) from disposal	(3)		1		
Credit loss expense / (release)	0	0	0		
Operating expenses	**480**	519	560	(7%)	**(14%)**
Profit before tax	**300**	237	282	+27%	**+6%**
Profit before tax (reported)	**271**	214	218	+27%	**+24%**
Cost / income ratio	**62%**	69%	66%	(7pp)	**(5pp)**
Invested assets, bn	**2,201**	2,228	2,043	(1%)	**+8%**
Net new money, bn	**(5)**	6	18		

Underlying 3Q26

PBT 300m, +6% YoY

Total revenues 780m, (7%) YoY on lower performance fees mainly reflecting a business exit, partly offset by higher net management fees

Operating expenses 480m, (14%) YoY mainly due to lower personnel and non-personnel expenses, and including the effects from a business exit

Invested assets 2,201bn, (1%) QoQ reflecting negative currency effects and net new money outflows, partly offset by positive market performance

Net new money (5.1bn), driven by outflows in institutional mandates and money market, partly offset by inflows to ETFs, SMAs and UGA

Investment Bank

Underlying

USD m, except where indicated	**3Q26**	2Q26	3Q25	QoQ	**YoY**
Total revenues	**3,218**	3,701	3,025	(13%)	**+6%**
Global Banking	670	693	844	(3%)	(21%)
Advisory	181	184	324	(1%)	(44%)
Capital Markets	488	509	520	(4%)	(6%)
Global Markets	2,548	3,008	2,181	(15%)	+17%
Execution Services	664	742	560	(11%)	+18%
Derivatives & Solutions	997	1,329	950	(25%)	+5%
Financing	887	937	671	(5%)	+32%
Credit loss expense / (release)	30	45	17	(33%)	+80%
Operating expenses	**2,334**	2,494	2,221	(6%)	**+5%**
Profit before tax	**854**	1,162	787	(27%)	**+9%**
Profit before tax (reported)	**838**	1,150	900	(27%)	**(7%)**
Cost / income ratio	**73%**	67%	73%	+5pp	**(1pp)**
RWA, bn	**116**	115	112	+1%	**+3%**
LRD, bn	**468**	496	470	(6%)	**(0%)**
Return on attributed equity	**17.7%**	23.5%	17.0%	(5.7pp)	**+0.8pp**

Underlying 3Q26

PBT 854m; revenues +6% YoY; RoAE 17.7% with RWA +3% YoY and LRD flat YoY

Global Banking revenues (21%) YoY

- Advisory (44%) compared with a record 3Q25, affected by deal timing
- Capital Markets (6%) on lower LCM revenues, partly offset by higher ECM and DCM revenues

Global Markets revenues +17% YoY

- Execution Services +18% with increases in all regions
- Derivatives & Solutions +5% driven by Equity Derivatives and FX
- Financing +32% on higher Prime Brokerage revenues

Of which:

- Equities 2,007m, +22%
- FRC 541m, +1%

Operating expenses +5% YoY reflecting higher non-personnel costs

UBS

NCL wind-down almost complete

Underlying *USD m, except where indicated*	**3Q26**	2Q26	3Q25	QoQ	**YoY**
Total revenues[1]	**764**	44	(42)		
Credit loss expense / (release)	38	0	6		+554%
Operating expenses	**366**	96	(149)	+281%	
Operating expenses excl. litigation	91	100	291	(9%)	(69%)
Profit before tax	**360**	(52)	102		+255%
Profit before tax (reported)	**183**	(203)	(102)		
RWA, bn	**27**	28	31	(1%)	**(11%)**
LRD, bn	**13**	14	26	(3%)	**(47%)**



Underlying operating expenses excl. litigation
bn
(91%)
~6.1
0.5
Expecting ~0.3bn
~0.5
~0.2
FY22 combined baseline2
3Q26 LTM3
2026 exit-rate ambition
FY28 ambition



Risk-weighted assets
bn
(68%)
(94%) ex. op. risk
86
30
56
27
24
3
~28
~24⁵
~4
Operational risk
Credit and market risk4
2Q23
3Q26
YE26 ambition

Forward-looking figures based on constant FX rates; 1 3Q26 includes 697m net gain related to settlements of certain legacy legal matters; 2 Refer to slide 25 for reconciliation of FY22 baseline; 3 Last twelve months; 4 Also including non-counterparty-related risk RWA; 5 ~10% of Operational risk RWA to roll off through 2030, with remainder to substantially roll off in 2031-2035

Group Items

3Q26



(346m) from LME1
(740)
Reported PBT
(337)
LME, PPA effects and other integration items
(403)
Underlying PBT
(265)
Group hedging and own debt
(138)
Underlying PBT excluding group hedging and own debt

- Reported PBT (740m) driven by liability management exercise (LME) and losses related to group hedging and own debt
- 9.8bn of legacy Credit Suisse debt repurchased resulting in a net reported loss of 346m[1]
- 265m net loss related to hedging and own credit, driven by the sharp rise in US dollar interest rates

UBS

1 9.8bn notional amount; 3Q26 impact includes a loss of 587m before PPA adjustments, partly offset by a 241m gain from the release of PPA adjustments

Well-positioned to outperform our 2026 exit rate underlying RoCET1 target of ~15% and achieve <70% underlying cost / income ratio

Group underlying return on CET1 capital


17%
3%
9%
14%[2]
17%
FY22, reported
2H23
FY24
FY25
9M26
Underlying cost / income ratio
72%[1]
91%
80%
74%[3]
70%

1 Reported basis; 2 11.5% excluding net litigation release and applying a normalized tax rate of 23%; 3 76% excluding net litigation release

Appendix

Our Group financial targets and ambitions

Financial
targets

~15% Underlying RoCET1 2026 exit rate

<70% Underlying cost / income ratio 2026 exit rate

Capital
guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

Ambitions
2028

~18% Reported RoCET1[1]

~67% Reported cost / income ratio

UBS

1 Based on 2026 capital framework and ~14% CET1 capital ratio

UBS Group results

Reported, USD m, except where indicated	**3Q26**	2Q26	1Q26	4Q25	3Q25
Total revenues	**13,350**	13,700	14,243	12,145	12,760
Credit loss expense / (release)	114	121	70	159	102
Operating expenses	9,648	9,986	10,333	10,286	9,831
Operating profit / (loss) before tax	**3,587**	3,594	3,841	1,700	2,828
Tax expense / (benefit)	887	782	786	495	341
of which: current tax expense	648	545	473	276	335
Net profit / (loss) attributable to shareholders	**2,690**	2,800	3,040	1,199	2,481
Diluted EPS (USD)	0.85	0.87	0.94	0.37	0.76
Effective tax rate	24.7%	21.8%	20.5%	29.1%	12.0%
Return on CET1 capital	14.8%	15.4%	16.8%	6.6%	13.5%
Return on tangible equity	13.1%	13.4%	14.4%	5.8%	12.0%
Cost / income ratio	72.3%	72.9%	72.5%	84.7%	77.0%
Total book value per share (USD)	29.24	29.12	29.72	29.18	28.78
Total book value per share (CHF)	24.46	23.55	23.78	23.14	22.92
Tangible book value per share (USD)	27.00	26.89	27.50	26.93	26.54
Tangible book value per share (CHF)	22.58	21.74	22.00	21.35	21.14

3Q26 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**13,350**	**7,002**	**2,360**	**780**	**3,239**	**764**	**(795)**
of which: PPA effects and other integration items[1]	*(38)*	*104*	*174*		*21*	*0*	*(337)*[2]
Total revenues (underlying)	13,387	6,898	2,186	780	3,218	764	(459)
Credit loss expense / (release)	114	10	33	0	30	38	2
Operating expenses as reported	**9,648**	**5,072**	**1,210**	**508**	**2,371**	**544**	**(58)**
of which: integration-related expenses and PPA effects[3]	*452*	*157*	*51*	*28*	*37*	*177*	*0*
Operating expenses (underlying)	9,197	4,915	1,159	480	2,334	366	(58)
Operating profit / (loss) before tax as reported	**3,587**	**1,919**	**1,117**	**271**	**838**	**183**	**(740)**
Operating profit / (loss) before tax (underlying)	4,077	1,972	994	300	854	360	(403)
Operating profit / (loss) before tax (underlying excl. litigation)	4,413	1,974	994	300	908	635	(398)
Underlying cost / income ratio	**68.7%**	**71.3%**	**53.0%**	**61.6%**	**72.5%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**16.7%**						
Underlying return on tangible equity	**14.9%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes a USD 346m net loss from the repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 587m before PPA adjustments, partly offset by a USD 241m gain from the release of PPA adjustments); 3 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group

Overview of capital requirements and ratios


186.7bn
Gone concern: 90.8bn
Going concern: 95.9bn
o/w CET1
73.1bn
3Q26
37.6%
Gone concern: 18.3%
Going concern: 19.3%
o/w CET1
14.7%
vs. guidance:
~14%
CET1: 10.8%
Going concern: 15.2%
Total loss-absorbing capacity: 26.1%
3Q26
Requirements
RWA
496.1bn
11.7%
Gone concern: 5.7%
Going concern: 6.0%
o/w CET1
4.6%
vs. guidance:
>4%
CET1: 3.58%
Going concern: 5.08%
Total loss-absorbing capacity: 8.88%
3Q26
Requirements
LRD
1,591.2bn

3Q26 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY	3Q26	3Q25	YoY
Underlying revenues, m	**3,380**	**3,097**	**9%**	**1,107**	**1,035**	**7%**	**1,295**	**1,203**	**8%**	**1,126**	**1,045**	**8%**
Net interest income, m	575	527	9%	359	349	3%	425	378	13%	409	371	10%
Recurring net fee income, m	2,321	2,147	8%	335	280	20%	623	572	9%	509	465	9%
Transaction-based income, m	460	416	11%	421	411	2%	250	255	(2%)	210	206	1%
Other revenues, m	23	7		(8)	(6)		(2)	(2)		(2)	2	
Credit loss expense / (release), m	1	13		3	(2)		9	8		(2)	(13)	
Underlying operating expenses, m	**2,849**	**2,669**	**7%**	**602**	**614**	**(2%)**	**812**	**700**	**16%**	**648**	**634**	**2%**
Underlying PBT, m	**530**	**416**	**28%**[1]	**503**	**422**	**19%**[1]	**474**	**496**	**(4%)**[1]	**480**	**423**	**13%**[1]
Underlying cost / income ratio	**84%**	**86%**	**(2pp)**	**54%**	**59%**	**(5pp)**	**63%**	**58%**	**5pp**	**58%**	**61%**	**(3pp)**
Net new fee-generating assets, bn	7.5	(1.7)		4.7	3.7		(0.9)	5.7		1.6	1.2	
Fee-generating assets, bn	1,248	1,175	6%	228	199	15%	491	434	13%	285	257	11%
Net new assets, bn	16.7	(8.6)		17.9	37.9		8.7	5.6		12.1	3.2	
Invested assets, bn	2,424	2,284	6%	820	816	1%	807	752	7%	922	859	7%
Net new loans, bn	4.2	0.8		0.0	0.2		0.9	0.8		0.7	1.8	
Loans, bn	113	101	12%	50	45	10%	63	64	(1%)	108	110	(2%)
Net new deposits, bn	1.0	1.8		3.5	(2.1)		(0.7)	(4.7)		(1.9)	(4.7)	
Deposits, bn	125	116	8%	118	120	(2%)	108	112	(4%)	121	125	(3%)
Advisors (full-time equivalents)[2]	5,601	5,779	(3%)	959	919	4%	1,396	1,500	(7%)	1,090	1,218	(11%)

UBS

Table excludes divisional items. Refer to the "Global Wealth Management" section of the UBS Group 3Q26 Report for more information; 1 Excluding litigation, underlying PBT was +21% YoY in Americas, +19% YoY in APAC, +39% YoY in EMEA and +34% YoY in Switzerland; 2 The YoY decrease in advisor headcount included the impact from the reclassification of certain roles in 2Q26 to align role classifications globally; the reclassification impact primarily affected the Switzerland and EMEA regions; comparative figures have not been restated

RWA and LRD QoQ walk

Risk-weighted assets

bn


(2%)
503.9
(2.3)
0.0
(0.8)
0.0
(4.7)
496.1
2Q26
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
3Q26

Leverage ratio denominator

bn


(4%)
1,649.8
(15.2)
(12.5)
(11.1)
0.6
(20.3)
1,591.2
2Q26
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
3Q26

UBS

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

		Recognized			Estimated amortization profile[5]			
USD bn	Opening balance as of 12.6.23 (close)	2023-3Q26	Remaining balance to be recognized[2,3]	Expected future P&L releases at 30.9.26 FX rates[4]	4Q26	2027	2028	2029+
GWM	~3.0	(2.2)	~0.8	~0.8	(~0.1)	(~0.2)	(~0.2)	(~0.3)
P&C	~4.3	(3.2)	~1.1	~1.3	(~0.1)	(~0.4)	(~0.3)	(~0.5)
IB	~2.3	(2.3)	~0.0	~0.0	(~0.0)	(~0.0)	(~0.0)	(~0.0)
Total[1]	**~9.6**	**(7.7)**	**~1.9**	**~2.1**	**(~0.2)**	**(~0.6)**	**(~0.5)**	**(~0.8)**

(5.5bn) from standard accretion and (2.2bn) from early unwinds

Additional PPA related benefits

		Recognized			Estimated amortization profile[5]			
USD bn	NII expected to be recognized as of 12.6.23 (close)	2023-3Q26	Remaining NII expected to be recognized	Expected future P&L releases at 30.9.26 FX rates[4]	4Q26	2027	2028	2029+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.2)	~0.0	~0.0	(~0.0)	(~0.0)	(~0.0)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Adjusted for the early release of PPA against the derecognition loss within Group Items due to the repurchase of legacy Credit Suisse debt; 4 Represented at current FX rates and treasury allocations; 5 Does not include effects from accelerated accretion from early unwinds

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	**40.6**

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of CHF 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

Capturing final synergies from the integration

Illustrative key milestone timeline (examples)

	1Q26		2Q26	3Q26	4Q26
Client account migrations	**85%** migrated	**100%** migrated			
Application decommissioning *% decommissioned*	**73%** NCL apps	**78%** NCL apps	**88%** NCL apps	**96%** NCL apps	**100%** NCL apps
Infrastructure and legal entities			Decoupled all legacy CS operating entities from CS infrastructure		Materially complete CS legacy IT infrastructure wind-down and legal entities integration
Cost savings[1] *cumulative*	**10.7bn**	**11.5bn**	**12.6bn**	**13.2bn**	**~13.7bn**

UBS 1 Based on constant FX rates as of September 2023

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements I This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and evolving armed conflicts. UBS's acquisition of the Credit Suisse Group materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of Credit Suisse, Switzerland has amended its Capital Adequacy Ordinance and is considering changes to its Banking Act, which, if enacted as proposed, would substantially increase capital requirements for UBS in relation to its foreign subsidiaries. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA, assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including any potential changes to banking examination and oversight practices and standards as a result of executive branch orders or staff interpretations of law in the US; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding, including as affected by the marketability of additional tier one debt instruments, to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in and potential divergence between central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has inherited by virtue of the acquisition of Credit Suisse, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2025. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.